# ANNUAL REPORT

## Aptera Motors Corp.



**5825 Oberlin Drive, Suite 7**
**San Diego, CA 92121**
**858-371-3151**

**www.aptera.us**

In this Annual Report, the terms "Aptera", "the company", "we", "us" and "our" refer to Aptera Motors Corp. and its consolidated subsidiaries. On April 23, 2021, the company effected a 30-for-1 stock split; all the share numbers in this Annual Report, and unless indicated otherwise, are on a post-split basis. The company, having offered and sold SAFE agreements pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2020. A copy of this report may be found on the company's website at www.aptera.us/ir.

## FORWARD-LOOKING STATEMENTS

**This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.**

**BUSINESS**

Aptera Motors Corp. was formed on March 4, 2019 under the laws of the state of Delaware, and is headquartered in San Diego, California. The company is a private automobile manufacturer specializing in electric vehicles powered by the sun. With Aptera's Never Charge Technology, an Aptera vehicle can be driven up to 40 miles a day and up to 11,000 miles a year just on solar power. To collect this power, each vehicle has over three square meters of solar panels. If a vehicle owner needs more power, a charge from a standard 110-volt outlet will give each vehicle a range of 1,000 miles.

**Our Business**

Aptera Motors Corp. is a private automotive company with its principal place of business and corporate offices in San Diego, California. The company's principal business is the development, production, and distribution of energy efficient solar-powered vehicles.

Our mission is to build the most efficient transportation on the planet. Science drives our approach to building better vehicles and the result is something that can travel over 1,000 miles on a single charge. We believe our focus on efficiency will benefit the planet by using our resources more wisely and polluting less.

Our Never Charge Technology provides up to 40 miles per day and up to 11,000 miles per year just on solar power. To collect this power, we use over three square meters of solar panels that are easily upgradeable and replaceable. And if a customer's vehicle needs more power, just one charge from a standard 110-volt outlet will give the Aptera an additional 150 miles of range.

By the end of 2021, we hope to create a production intent version of the new Aptera. Throughout the year our testing and validation will help us launch into production with a reliable version of the Aptera in 2022.

**Our advantages**

We aim to modernize vehicle design and manufacturing. Steel stamping, the common method for manufacturing vehicles, makes the manufacturing process inefficient and is significantly more expensive. With additive manufacturing, the company can scale production and launch new models quicker. With generative part design, we use artificial intelligence to optimize parts for the greatest strength with the least amount of material and weight. And our resin-infused sandwich-core construction produces lightweight composite structures many times stronger than typical steel-based vehicle designs.

We believe that due to our different processes we can:

- Lower manufacturing costs: We believe that we can lower manufacturing costs. For instance, Aptera has only 4 key structural parts, compared to Tesla's 200+. This will allow us to use:

    - Inexpensive and simple tooling

    - Fewer robots

    - Fewer people

    - No welding

- Rapid & inexpensive scaling: Aptera's additive manufacturing strategy gives us the advantages of 3D printed tooling versus milled and finished metal tools.

- Reduced part weights and count: Allows for humans to easily position parts making things easy and cheap to assemble.

·   Less labor and less space: Our modularized build and human positionable parts requires less labor and less space than traditional steel vehicle manufacturing.

In addition, we will be using efficient in-wheel powertrains where our motors are integrated inside our wheels. Our in-wheel motors are easier to install and service. And they are perfect for a vehicle that is designed for to be aerodynamic and lightweight.

Due to our design, we believe that Aptera Roadster's range will be greater than 1,000 miles, and will have the following features:
●   Lightweight and low drag

●   0-60 mph in less than 6 seconds

●   3x or more range than other EVs with the same sized battery

Furthermore, solar power will be an integral part of our platform.

*Distribution Plan*
Aptera's strategy leverages lessons from Tesla
●   Direct-to-consumer sales

●   Online promotion/test-drive scheduling & events in key markets

●   Regional pre-delivery warehousing in leased facility requires little CAPEX

●   Southern California rollout initially with Major Metro Areas soon after

●   Mobile service house calls (a model proven globally by Tesla)

**Our Products**



When Aptera launches, our first vehicle will have the following features:

●   Size: Overall Length: 172 in. Overall Width: 88.0 in. Overall Height: 57 in.

●   Cargo Capacity: 25 cu. ft. volume

●   Performance:

- o All wheel drive @ 150kw, and as quick a 3.5 sec 0 to 60 mph

- o Front wheel drive @ 100kw, and as quick a 5.5 sec 0 to 60 mph

- o Top speed at 100+ mph, with a limited at 110 mph

- Safety: Aptera will be tested to exceed all applicable FMVSS and NHTSA standards

- Range: Offering 4 different options from 250 mile range (25kWh) to ~1000 mile range (100kWhNever Charge Solar array in ~3 square meters/ 700 watts. Self-charges up to 60 kM while simply being parked.

- Solar:

  - o Never Charge Solar array in ~3 square meters/ 700 watts.

  - o Self-charges up to 60 kM while simply being parked.

  - o Solar can be added to Aptera's hood and Rear Hatch for up to 24 miles of additional free solar charging per day.

- Charging: Standard plugs can be used. 110v STD:13 miles/ hour 500 miles/ hour with rapid DC chargers

- Passengers Seating for 2 Adults + Pet

- Technology Interface Driver Display + 15"Touchscreen

- Exterior Colors: 3 different options

- Interior Colors: 3 different options

- Pricing $25,900 - $46,900+

- Expected delivery: 2021

- Premium features:

  - o Custom Interior/ Exterior Colors to create an Aptera that's unique for you.

  - o Enhanced Audio gives you an extra 3 channels of audio for sound depth and deeper bass.

  - o SafetyPilot makes travel easy with level 2 autonomy capabilities.

  - o Safety divider and accessories to secure your pet while driving.

  - o Integrated tent and rear awning for camping adventures.

  - o Take Aptera off road with more ground clearance and tougher wheel covers.

In addition, we will be introducing two special limited editions:

● Paradigm Edition: built to be the most efficient vehicle on the road with 400 mile range, with:

· enhanced audio,

- 100kW,
- full solar,
- special paradigm interior features, and
- a target price of $29,900.

• Paradigm +: built to be the most efficient vehicle on the road with 1,000-mile range, with:

- upgraded audio,
- 100kW,
- full solar,
- special paradigm interior features and
- a target price of $44,900

**Environmental Impact**

If Aptera produces one million vehicles, we'll reduce our C02 footprint by seven million tons per year. Each Aptera owner can reduce their carbon footprint by over 14,000 pounds of $CO_2$ per year, what 884 twenty-five-year old pine trees can absorb in a year. If one out of every 20 ICE vehicles on the road were replaced with an Aptera, Americans would save 18 million gallons of gasoline every day or six billion gallons per year (assuming 20mpg ICE vehicle and $3 per gallon gas).

**Market Size**

We believe our current addressable market is the roadster market which we estimate as 600,000 units per year.


The total potential Roadster market is 600,000 units per year,
with sales ramping up to a rate of 10,000 units per year in 2022.
MOTORCYCLISTS AND 3-WHEELERS
120,000 UNITS PER YEAR
2 PASSENGER CAR DRIVERS
140,000 UNITS PER YEAR
ENVIRONMENTAL ADVOCATES
120,000 UNITS PER YEAR
EFFICIENT COMMUTERS
140,000 UNITS PER YEAR
ENERGY SAVING ADVOCATES
80,000 UNITS PER YEAR

**Competition**

The automotive business is competitive.

We face competition from a variety of automobile manufacturers, many of whom have significantly more resources than we do. These competitors include Tesla, BMW, Toyota, and Rivian. More and more of the traditional automobile manufacturers are devoting more resources to developing hybrid and electric vehicles. As a result of this competition, the company may be unable to acquire significant market share. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the company.

**Legal Proceedings**

There are no current legal proceedings against the company.

**Employees/Consultants**

We have 12 full-time employees and 10 part-time employees. We do not currently have any pension, annuity, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future.

We plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

**Intellectual Property**

The company is dependent on the following intellectual property:

We have filed for five patents. Two are design patents and the other three are utility patents. The three utility patents are provisional applications. These patents cover our aerodynamic shape, our solar integration, and our novel skin cooling methods. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our technologies and vehicles. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors in an effort to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

**THE COMPANY'S PROPERTY**

The company leases its office space in San Diego, California. The company leased the office space in 2021. The lease is for 14 months, beginning February 1, 2021, with one month of rent abatement. Future minimum sublease payments are $201,050 and $60,315 for the years ending December 31, 2021 and 2022, respectively.

**DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES**

| Name | Position | Age | Term of Office | Approximate hours per week for part-time employees |
|---|---|---|---|---|
| **Executive Officers:** | | | | |
| Chris Anthony | Chief Executive Officer | 45 | March 2019 –Present | Full-time |
| Steve Fambro | Chief Financial Officer | 53 | March 2019 – Present | Full-time |
| **Directors:** | | | | |
| Chris Anthony | Director | 45 | March 2019 – Present | N/A |
| Steve Fambro | Director | 53 | March 2019 – Present | N/A |

**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS**

**Chris Anthony, Chief Executive Officer and Director**:

Chris Anthony is our CEO. Chris was also a founder and former CEO of Flux Power, an advanced lithium-battery technology company from October 2009 – December 2019. He was also the founder and CEO of Epic boats, a technology leader in the pleasure boat market, between July 2002 and December 2018. Chris has raised more than $100m in private equity, DPO, and grant funding for technology ventures. Chris holds a BS in Finance from the Cameron School of Business at UNC.

**Steve Fambro, Chief Financial Officer and Director**:

Steve Fambro is currently our CFO. Steve was a venture partner and COO of Ocean Holding, an investment and development company dedicated to advancing the use of clean, renewable energy from July 2015 to August 2017. He was also the founder of Famgro; which built a superefficient pesticide/herbicide-free indoor food-production system from January 2010 to March of 2015. Steve holds a BSEE from University of Utah with an emphasis in electromagnetics and antenna design.

**RISK FACTORS**

*The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to our Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and have not yet generated revenues or profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters***.

The company was incorporated under the laws of the State of Delaware on March 4, 2019, and we have not yet generated revenue or profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and platform. We anticipate that our operating expenses will increase in the near future, and there is no assurance that we will generate revenue or become profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

### *Our auditor has issued a "going concern" opinion.*

The company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the company's ability to continue as a going concern. During the next 12 months, the company intends to fund its operations with funds received from our Regulation A offering and our proposed future campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

### *COVID-19 can materially impact our business.*

As the novel coronavirus (or "COVID-19") continues to spread worldwide, its impact on international business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts is becoming increasingly acute. For example, it could complicate our ability to procure materials and partnerships. There may be other effects stemming from this pandemic that are deleterious to our company which we have not yet considered. The pandemic has created issues with shipping that have slowed down our supply chain.

### *The company plans to raise significantly more capital and future fundraising rounds could result in dilution.*

Aperta will need to raise additional funds to finance its operations or fund its business plan. Even if the company manages to raise subsequent financing or borrowing rounds, the terms of those borrowing rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to the company's financial resources (such as liens over its assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

### *The company operates in a capital-intensive industry.*

The design, manufacture, sale and servicing of vehicles is a capital-intensive business. We will need to raise an additional capital. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch our vehicle. We cannot assure you that we will be able to raise additional funds when needed.

### *The terms of any loan may not be favorable to the company.*

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the company's business, results of operations or financial condition.

### *Aperta operates in a highly competitive market.*

The company competes with many other automobile manufacturers that have substantially greater resources than the company. Such competition may result in the company being unable to compete effectively, recruit or retain qualified employees or obtain the capital necessary to fund the company's operations and develop its vehicles. The company's inability to compete with other automobile manufacturers for a share of the energy efficient vehicle market would have a material adverse effect on the company's results of operations and business.

### *We face significant technological and legal barriers to entry.*

We face significant barriers as we attempt to produce our vehicle. We do not yet have any prototypes and do not have a final design, a manufacturing facility or manufacturing processes. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

### *Our success is dependent upon consumers' willingness to adopt energy-efficient, solar-powered vehicles.*

If we cannot develop sufficient market demand for energy-efficient, solar powered vehicles, we will not be successful. Factors that may influence the acceptance of three-wheeled vehicles include:

· perceptions about battery life, range and other performance factors;

· the availability of alternative fuel vehicles, including plug-in hybrid electric and all-electric vehicles;

· improvements in the fuel economy of the internal combustion engine;

· the environmental consciousness of consumers;

· volatility in the cost of oil and gasoline; and

· government regulations and economic incentives promoting fuel efficiency and alternate forms of transportation.

### *Developments and improvements in alternative technologies such as hybrid engine or full electric vehicles, or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our energy-efficient, solar-powered vehicles.*

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing vehicles less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

### *We face several regulatory hurdles.*

Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, manufacturing facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Compliance with all of these requirements, though most are self-certified, may delay our production launch, thereby adversely affecting our business and financial condition.

### *Motor vehicles, like those produced by the company, are highly regulated and are subject to regulatory changes.*

The company is aware that the National Highway Transportation Safety Administration is reviewing whether to adopt new safety regulations pertaining to three-wheeled motor vehicles. Currently, US motorcycle regulations apply to such vehicles. New regulations could impact the design of our vehicles and our ability to produce those vehicles, possibly negatively affecting our financial results. Additionally, state level regulations are inconsistent with regard to whether a helmet is required to operate one of our vehicles. Sales may be negatively impacted should any state alter its requirements with regard to customer use of helmets.

***Demand in the vehicle industry is highly volatile.***

Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

***We may be affected by uncertainty over government purchase incentives***.

The company's vehicle cost thesis strongly benefits from purchase incentives at the state and national government levels. The existence or lack of tax incentives will affect the adoption velocity of our products in the marketplace. An inability to take advantage of tax incentives may negatively affect our revenues.

***We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.***

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face an inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates, which could have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our liability coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

***Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.***

We have filed for five patents, two of which are design patents and the other three of which are for utility patents. The three utility patents are provisional applications. These patent applications and/or any patent applications we may file in the future may not be successful. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our technologies and vehicles. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors in an effort to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

***Our failure to obtain or maintain the right to use certain intellectual property may negatively affect our business.***

Our future success and competitive position depends in part upon our ability to obtain or maintain certain proprietary intellectual property used in our principal products. This may be achieved, in part, by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by others. While we are not currently engaged in any material intellectual property litigation, in the future we may commence lawsuits against others if we believe they have infringed our rights, or we may become subject to lawsuits alleging that we have infringed the intellectual property rights of others. For example, to the extent that we have previously incorporated third-party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

- pay substantial damages;

- cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

- expend significant resources to develop or acquire non-infringing intellectual property;

- discontinue processes incorporating infringing technology; or

- obtain licenses to the infringing intellectual property.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business, results of operations and financial condition.

***The company's insurance may not be sufficient.***

There can be no assurance that its insurance is sufficient to cover the full extent of all of its losses or liabilities for which it is insured. Further, insurance policies expire annually, and the company cannot guarantee that it will be able to renew insurance policies on favorable terms, or at all. In addition, if it, or other leisure facilities, sustain significant losses or make significant insurance claims, then its ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected. If the company's insurance coverage is not adequate, or it becomes subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by their employees, this could adversely affect the company's financial condition or results of operations.

***Aperta depends on a small management team and may need to hire more people to be successful.***

The success of the company will greatly depend on the skills, connections and experiences of the executives, Chris Anthony and Steve Fambro. The company has not entered into employment agreements with any of the aforementioned executives. There is no guarantee that the executives will agree to terms and execute employment agreements that are favorable to the company. Should any of them discontinue working for the company, there is no assurance that the company will continue. Further, there is no assurance that the company will be able to identify, hire and retain the right people for the various key positions.

***The company relies on outside parties to provide technological and manufacturing expertise.***

The company has relied upon consultants, engineers and others and intends to rely on these parties for technological and manufacturing expertise. Substantial expenditures are required to develop and produce energy efficient, solar-powered automobiles. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the company.

***As a growing company, we have to develop reliable accounting resources. Failure to achieve and maintain effective internal accounting controls could prevent us from producing reliable financial reports.***

Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

### Risks Related to Our Securities

***You will need to keep records of your investment for tax purposes.***

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

***Our officers control the company and we currently have no independent directors.***

Our two executive officers and directors are currently also our controlling shareholders. As holders of 57.00% of the outstanding Class A Common Stock, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the company, having extra checks and balances to prevent fraud and produce reliable financial reports.

***Our executive officers and directors may be subject to potential conflicts of interest arising from outside business activities.***

We may be subject to various potential conflicts of interest because of the fact that some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the company. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors.

***We do not intend to pay dividends on our Securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Securities.***

We have never declared or paid any cash dividend on our Securities and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in the Securities will depend upon any future appreciation in their value. There is no guarantee that the Securities will appreciate in value or even maintain the price at which you purchased them.

***The company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.***

Our bylaws contain a drag-along provision and if enforceable, our stockholders will be subject that provision related to the sale of the company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the company, or agrees to a liquidation or winding down of the company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the that or otherwise participate in the transaction even if they don't want to sell their shares at that price or participate in that transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

*Our SAFE Agreements may never convert into equity or result in payments to investors.*

Our SAFE Agreements do not have maturity dates and only convert or result in payment to investors in limited circumstances. If there is a merger, buyout, or other corporate transaction that occurs before a qualified equity financing, investors may receive at their option: a) a cash payment equal to their investment amount or b) the number of common shares equal to the conversion amount under the terms of the SAFE Agreement. If there is a qualified equity financing (and only a financing involving the preferred securities of Aptera), the SAFE Agreements will convert into a non-voting class of that preferred security.

*Investors have limited rights under the SAFE Agreements and certain SAFE agreements grant an irrevocable proxy to a Lead Investor.*

Investors in our Regulation CF offering, that are not major investors, which is defined as accredited investors who invest $25,000 or more, were required to appoint a lead investor who is responsible for acting in their interests to execute documentation pertaining to conversion of payment under the SAFE Agreements. These investors will have no ability to modify these terms.

*We have not assessed the tax implications of using the SAFE Agreements.*

The SAFE Agreements are a type of security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the SAFE Agreements can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

## SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

| Name and Address of Beneficial Owner (1) | Amount and Nature of Beneficial Ownership | Amount and nature of beneficial ownership acquirable | Percent of Class |
|---|---|---|---|
| Michael Johnson Properties, Ltd. | 15,249,750 shares of Common Stock | 0 | 28.97% |
| Chris Anthony | 15,000,000 shares of Common Stock | 0 | 28.50% |
| Steve Fambro | 15,000,000 shares of Common Stock | 0 | 28.50% |
| Patrick H. Quilter Trust | 5,724,000 Common Stock | 0 | 10.87% |
| All executive officers and directors as a group (2 individuals) | 30,000,000 shares of Common Stock | 0 | 57.00% |

(1) The address for all the executive officers, directors, and beneficial owners is c/o Aptera Motor Corp. 5825 Oberlin Drive, Suite 7, San Diego, CA 92121

## RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years*:

- Since May of 2019 through April 2021, the company sold 22,634,820 shares of Class A Common Stock in reliance on Section 4(a)(2) of the Securities Act, for consideration of $4,550,000. The proceeds were used for working capital.

- From August 2019 through April 2020, the company sold SAFE Agreements in reliance on Regulation Crowdfunding of the Securities Act for consideration of $518,792. The proceeds of these offerings were used for working capital.

- In 2020, we issued SAFE Agreements in the amount of $1,111,661 in reliance on Section 4(a)(2) of the Securities Act to certain of our service providers for consideration of approximately $109,000 and services performed.

- From January 2021 through April 2021, the company sold SAFE Agreements in reliance on Regulation Crowdfunding of the Securities Act for consideration of $550,000. The proceeds of these offerings were used for working capital.

- From January 2021 through April 2021, the company sold SAFE Agreements in reliance on Regulation D of the Securities Act for consideration of $1,386,223. The proceeds of this offering were used for working capital.

**\*the number of shares is described on a post-split basis.**

## DESCRIPTION OF CAPITAL STOCK

*The following descriptions summarize important terms of our capital stock. This summary reflects Aptera's Amended and Restated Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Amended and Restated Certificate of Incorporation and the Amended and Bylaws. For a complete description Aptera's capital stock, you should refer to our Amended and Restated Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.*

### General

As the date of this Annual Report, the company has 52,634,820 shares of Class A Common Stock issued and outstanding.

The company's Amended and Restated Certificate of Incorporation provides that our authorized capital consists of 75,000,000 shares of Class A Common Stock, par value $0.0001 per share and 115,000,000 shares of Class B Common Stock, par value $0.0001 per share. Class B Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class B Common Stock; except that our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law.

### Voting Rights

Our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of Class B Common Stock to vote, with one vote per share, on a matter if we were to:

- change the par value of the common stock; or

- amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class B Common Stock.

In addition, Delaware law would permit holders of Class B Common Stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class B Common Stock, but not the Class A Common Stock. As a result, in these limited instances, the holders of a majority of the Class B Common Stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class B Common Stock to rank junior to the Class A Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class B Common Stock, with each share of Class B Common Stock entitled to one vote per share. In this instance, the holders of a majority of Class B Common Stock could defeat that amendment to our certificate of incorporation.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of common stock, including our Class B Common Stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A Common Stock. As a result, the holders of a majority of the outstanding Class A Common Stock can approve an increase or decrease in the number of authorized shares of Class B Common Stock without a separate vote of the holders of Class B Common Stock. This could allow us to increase and issue additional shares of Class B Common Stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class B Common Stock.

Each holder of shares of Class A Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

**Election of Directors**

The holders of the Class A Common Stock shall be entitled to elect, remove and replace all directors of the company.

**Dividend Rights**

The holders of the Class A Common Stock and the Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

**Liquidation Rights**

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B Common Stock, treated as a single class.

**Conversion Rights**

Each share of Class A Common Stock is convertible at any time at the option of the holder into one share of Class B Common Stock.

On any transfer of shares of Class A Common Stock, whether or not for value, each such transferred share will automatically convert into one share of Class B Common Stock, except for certain transfers described in our certificate of incorporation, including certain transfers for tax and estate planning purposes, transfers approved by our Board, and transfers to certain family members.

**Right of First Refusal**

754,464 shares of the company's Class A Common Stock are subject to transfer restrictions. Should the holders of those shares wish to sell or transfer their securities, except under certain limited circumstances, the company has a right of first refusal to purchase those shares.

**Drag-Along Rights**

Our bylaws contain a drag-along provision. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the company, or agrees to a liquidation or winding down of the company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the price offered or otherwise participate in such transaction even if they don't want to sell their shares at that price or participate in the transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

**Other Rights**

Holders of Aptera's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Aptera's Class A or Class B Common Stock.

**What it means to be a minority holder**

As an investor in convertible promissory note of the company, you do not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, holders of convertible promissory notes will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

**Dilution**

Dilution means a reduction in value, control or earnings of the shares the investor owns.

**Immediate dilution**

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

**Future dilution**

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an investment by a private equity investor), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation (before the new investment) of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Valuation**

The company determined the valuation cap and discount of the SAFE agreements in its Regulation CF offerings internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The SAFE agreements may convert to equity securities of the company in the future if the company engages in prescribed future equity financings, as described therein. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

*Liquidation Value* — The amount for which the assets of the company can be sold, minus the liabilities owed;

*Book Value* — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

*Earnings Approach* — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

**Transfer Restrictions – Regulation Crowdfunding**

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Annual Report.

### General

We were formed as a Delaware corporation on March 4, 2019. The company was formed to engage in the production of energy-efficient, solar powered vehicles. The company first began receiving orders for its product in pre-sales in December 2020. We have not delivered any products, and to date we have not recognized any revenue.

### Results of Operations

The following represents our performance highlights:

*Revenues*

As of April 28, 2021, the company has not yet commenced operations and has had no revenues to date.

*General and Administrative Expenses*

Our operating expenses consist of general, selling and administrative expenses as well as research and development expenses. The company spends significant money on engineering expenses to further its product design and capabilities. The company recorded total operating expenses of $4,188,983 for the year ended December 31, 2020 ("2020 Fiscal Year") and $224,487 for the period from inception until December 31, 2019 ("2019 Fiscal Year"), an increase of $3,964,496. The increase was driven by:

- A $3,244,377 increase in research and development costs related to the significant increase in engineering services and research and development expenses to further develop the vehicle and its capabilities, including $816,588 recorded to research and development expenses in 2020 for SAFEs issued for services provided; and
- A $720,119 increase in general, selling and administrative expenses related to an overall increase in marketing, supply chain consulting, and legal and professional fees, including $295,073 for general, selling, and administrative expenses in 2020 for SAFEs issued for services rendered.

Accordingly the company's net loss was $4,188,983 for the 2020 Fiscal Year and $224,487 for the 2019 Fiscal Year.

### Liquidity and Capital Resources

As of the date of this Annual Report, we have primarily been funded from the sale of our common stock as well as the sale of SAFE agreements. As of March 31, 2021, the company had approximately $3,363,000 in total assets, including $2,438,225 in cash and cash equivalents and $793,068 in merchant receivables, which relates to amounts receivable from pre-orders received through the company's merchant processor. As of March 31, 2021, the company had approximately $4,867,000 in total liabilities including $478,367 in accounts payable and accrued liabilities, $822,233 in customer deposits, and $3,566,676 in SAFE agreements.

The company has enough capital to last up to and through the offering, to sustain its current operations. The company has no bank lines or other financing arranged. We believe that the proceeds from the offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 24 months. We anticipate that we will need at least $10,000,000 to reach the vehicle production stage. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

**Trend Information**

Our focus in 2021 is in completing and production intent vehicle design and validation by the end of the year. We will be engaging with many new partners to supply validated production parts in 2022. We will also engage with validation and durability testing partners to assure the reliability of our production intent design. Along with these activities, we will also be hiring up many internal positions and building our facilities for production trials and vehicle and parts testing. Our marketing team will be actively engaging with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers.

**Plan of Operation**

Our 12-month plan is to complete our design and validation for a production intent vehicle that we can scale production on in 2022. Our key planned activities and milestones to achieve our 12-month plan of operation includes the following:

• Release all part designs for Beta builds in Q2 of 2021
• Build our Betas vehicles in Q2 of 2021
• Begin Test and Validation in Q3 of 2021
• Begin improved Gamma design from lessons learned in Q3 and Q4 of 2021
• Sort out basic supply chain for Gamma vehicles in Q3 and Q4 of 2021
• Release Gamma Body in Q3 of 2021
• Start building first Gamma units in Q4 of 2021
• Start building our production strategy and begin test builds with Gamma vehicles in station builds in Q4 of 2021
• Continual validation through till we build the first Delta vehicles towards the end of 2021
• Deliver a vehicle to a customer by the end of the year.
• Then build out our facilities and ramp up production accordingly in 2022.

## REGULATORY INFORMATION

**Disqualification and Compliance Failure**

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

**Regulation A filings**

The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

**FINANCIAL STATEMENTS OF APTERA MOTORS CORP.**



# APTERA MOTORS CORP.

# FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and
for the Periods then Ended

APTERA MOTORS CORP.
Index to Financial Statements

|  | Pages |
|---|---|
| Independent Auditors' Report | F-1 |
| Balance Sheets | F-2 |
| Statements of Operations | F-3 |
| Statements of Stockholders' Deficit | F-4 |
| Statements of Cash Flows | F-5 |
| Notes to the Financial Statements | F-6-F-11 |

## INDEPENDENT AUDITORS' REPORT

To the Management and Shareholders of Aptera Motors Corp.

**Report on the Financial Statements**

We have audited the accompanying financial statements of Aptera Motors Corp. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2020, and the period from March 4, 2019 ("Inception") to December 31, 2019, and the related notes to the financial statements (the "financial statements").

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditors' Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has yet to commence revenue generating operations and has incurred net losses since Inception, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aptera Motors Corp. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and the period from Inception to December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

/s/ dbbmckennon
San Diego, California
April 27, 2021

**APTERA MOTORS CORP.**
**BALANCE SHEETS**

| | December 31, 2020 | December 31, 2019 |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Cash | $ 653,771 | $ 190,382 |
| Merchant receivable | 435,315 | - |
| Prepaids | 47,471 | - |
| Total current assets | 1,136,557 | 190,382 |
| Deferred offering costs | 58,000 | |
| Property and equipment, net | 6,515 | 8,355 |
| Total assets | $ 1,201,072 | $ 198,737 |
| Liabilities and Stockholders' Deficit | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 131,919 | $ - |
| Customer deposits | 452,070 | - |
| Total current liabilities | 583,989 | - |
| Simple Agreements for Future Equity ("SAFE") | 1,630,453 | 223,124 |
| Total liabilities: | 2,214,442 | 223,124 |
| Commitments and Contingencies (Note 5) | - | - |
| Stockholders' Deficit: | | |
| Class A Common Stock, $0.0001 par value, 75,000,000 shares authorized, 51,198,750 and 45,000,000 shares issued and outstanding, respectively | 5,121 | 4,500 |
| Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 0 shares issued and outstanding | - | - |
| Additional paid-in capital | 3,394,979 | 195,600 |
| Accumulated deficit | (4,413,470) | (224,487) |
| Total stockholders' deficit | (1,013,370) | (24,387) |
| Total liabilities and stockholders' deficit | $ 1,201,072 | $ 198,737 |

See accompanying notes to the financial statements.

**APTERA MOTORS CORP.**
**STATEMENTS OF OPERATIONS**

| | Year Ended December 31, 2020 | March 4, 2019 ("Inception") to December 31, 2019 |
|---|---|---|
| Revenues | $ - | $ - |
| Cost of Revenues | - | - |
| Gross Profit | - | - |
| | | |
| Operating Expenses - | | |
| General, selling, and administrative | 860,448 | 140,329 |
| Research and development | 3,328,535 | 84,158 |
| Total operating expenses | 4,188,983 | 224,487 |
| | | |
| Operating loss | (4,188,983) | (224,487) |
| Net loss | $ (4,188,983) | $ (224,487) |
| Basic and diluted loss per share | $ (0.09) | $ (0.01) |
| Weighted average shares basic and diluted | 49,213,525 | 41,089,109 |

See accompanying notes to the financial statements.

# APTERA MOTORS CORP.
## STATEMENTS OF STOCKHOLDERS' DEFICIT

| | Class A Common Stock | | Class B Common Stock | | | | |
| | Shares | Amount | Shares | Amount | Additional Paid-in Capital | Accumulated Deficit | Stockholders' Deficit |
|---|---|---|---|---|---|---|---|
| **March 4, 2019 ("Inception")** | - | $ - | - | $ - | $ - | $ - | $ - |
| Issuance of Founders' shares | 30,000,000 | 3,000 | - | - | (2,900) | - | 100 |
| Sale of common stock | 15,000,000 | 1,500 | - | - | 198,500 | - | 200,000 |
| Net loss | - | - | - | - | - | (224,487) | (224,487) |
| **December 31, 2019** | **45,000,000** | **$ 4,500** | **-** | **$ -** | **$ 195,600** | **$ (224,487)** | **$ (24,387)** |
| Sales of common stock | 6,198,750 | 621 | - | - | 3,199,379 | - | 3,200,000 |
| Net loss | - | - | - | - | - | (4,188,983) | (4,188,983) |
| **December 31, 2020** | **51,198,750** | **$ 5,121** | **-** | **$ -** | **$3,394,979** | **$ (4,413,470)** | **$ (1,013,370)** |

See accompanying notes to the financial statements.

# APTERA MOTORS CORP.
# STATEMENTS OF CASH FLOWS

| | Year Ended December 31, 2020 | Period from March 4, 2019 ("Inception") to Dec 31, 2019 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net loss | $ (4,188,983) | $ (224,487) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | 1,840 | 845 |
| SAFE issuance costs | 21,500 | 16,735 |
| SAFEs issued for services | 1,111,661 | |
| Changes in operating assets and liabilities: | | |
| Merchant receivable | (435,315) | - |
| Prepaids | (47,471) | - |
| Deferred offering costs | (58,000) | - |
| Accounts payable and accrued liabilities | 131,919 | - |
| Customer deposits | 452,070 | - |
| Net cash used in operating activities | (3,010,779) | (206,907) |
| **Cash Flows from Investing Activities** | | |
| Purchase of property and equipment | - | (9,200) |
| Net cash used in investing activities | - | (9,200) |
| **Cash Flows from Financing Activities** | | |
| Proceeds from SAFE agreements | 274,168 | 206,389 |
| Proceeds from founders' shares | - | 100 |
| Proceeds from sales of common stock | 3,200,000 | 200,000 |
| Net cash provided by financing activities | 3,474,168 | 406,489 |
| Increase in cash and cash equivalents | 463,389 | 190,382 |
| Cash and cash equivalents, beginning of period | 190,382 | - |
| Cash and cash equivalents, end of period | $ 653,771 | $ 190,382 |
| **Supplemental Disclosure of Cash Flow Information:** | | |
| Cash paid for interest | $ - | $ - |
| Cash paid for income taxes | $ - | $ - |
| **Non-cash investing and financing activities:** | | |
| Issuance of contractor SAFEs | $ 1,111,661 | $ - |

See accompanying notes to the financial statements.

## NOTE 1 - ORGANIZATION AND BUSINESS

Aptera Motors Corp. was incorporated on March 4, 2019 ("Inception") in the State of Delaware. The financial statements of Aptera Motors Corp. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in San Diego, California.

The Company is developing an electric vehicle focused on efficiency. We intend to begin designing a Beta version of this vehicle while collecting pre-orders for its sale in 2021, and we intend to enter into production of this vehicle in 2022, subject to many variables.

*Risks and Uncertainties*
The Company has no revenue from operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: Our limited operating history, changes in our small management and development team, the capital-intensive nature of vehicle manufacturing, barriers to market entry, competing technologies, regulatory conditions, volatility in demand, and debt issues. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Going Concern and Management's Plans*
We will rely on advances from our founders and other external financings to operate in the Company's early stages. The Company lacks significant working capital and is still in its early stages of operations. We will incur significant additional costs before significant revenue is achieved. The Company invests heavily in research and development to bring the vehicle to production and will incur losses from operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funds received from our Regulation Crowdfunding offerings and our anticipated future campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability

and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance- sheet financial instruments approximated their fair values.

The Simple Agreements for Future Equity ("SAFEs") are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management's estimates as of December 31, 2020 and 2019, the fair value of these instruments is considered to be the carrying value. Management's estimates are based on the short duration of the outstanding SAFEs and the fact that market circumstances have not changed materially since the instruments were originated. Accordingly, there has been no change in valuation during the periods presented.

Level 3 Liabilities

| | |
|---|---:|
| SAFEs, Inception | $ - |
| Additions | 223,124 |
| Changes in fair value | - |
| SAFEs, December 31, 2019 | $ 223,124 |
| Additions | 1,407,329 |
| Changes in fair value | - |
| SAFEs, December 31, 2020 | $1,630,453 |

*Cash and Cash Equivalents*
For purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Merchant Receivable*
Merchant receivable is related to amounts receivable from pre-orders received through the Company's merchant processor.  Merchant receivable is shown net of fees charged by the merchant processor.

*Deferred Offering Costs*
The Company has deferred certain costs related to an anticipated offering as of year-end in accordance with ASC 340-10-S99-1.  The Company will use those deferred costs to offset additional paid in capital once proceeds are received from the raise.  Deferred offering costs will be expensed if the offering is unsuccessful.

*Property and Equipment*
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets.  The estimated useful life of office equipment is five years.

*Simple Agreements for Future Equity*
The Company has issued SAFEs in exchange for cash financing with outside investors.  The Company has also issued SAFEs in exchange for work performed by contractors. These SAFEs have been classified as long-term liabilities, see Note 4.

The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 815-40 and ASC 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2020 and 2019, the fair values of the SAFEs are equal to their face amounts.

*Income Taxes*
The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has elected a year-end of December 31 and has yet to file any tax filings; all periods remain open to examination.

As of December 31, 2020 and 2019, the Company had deferred tax assets of $854,650 and $62,856, respectively, related to net operating loss carryforwards for which a full valuation allowance has been applied.  In addition, the net operating loss carryforwards don't expire for federal purposes but expire in 20 years for state.

*Research and Development*
The Company incurs research and development costs during the process of researching and developing new technologies to further its product design and capabilities. Such costs are expensed as incurred.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Loss Per Share*
Basic loss per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's SAFE agreements do not convert into common shares unless a certain triggering event occurs, and the Company does not have any other potentially dilutive debt or equity as of December 31, 2020 and 2019.

*Recent Accounting Pronouncements*

The FASB issues Accounting Standards Updates ("ASU") to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, other than the update noted below, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU requires lessees to recognize right-of-use assets and corresponding lease liabilities for all leases not considered short-term leases. Recognition, measurement, and presentation of expenses will depend on classification as either a finance or operating lease. ASU 2016-02 also requires certain quantitative and qualitative disclosures. ASU 2020-05 deferred the effective date of the adoption of ASU 2016-02 for the Company until January 1, 2022. The adoption of ASU 2016-02 will result in an increase to the Company's balance sheets for lease liabilities and right-of-use assets. The Company is currently evaluating the other effects the adoption of this ASU will have on its financial statements and related disclosures.

## NOTE 3 – MERCHANT RECEIVABLE AND CUSTOMER DEPOSITS

In December 2020, the Company launched its pre-orders using a third-party merchant processor. The Company recorded the customer deposits of $452,070 as the gross amount due to the customers, should they require a refund. The fees charged by the merchant processor of $16,755 in December 2020 were recorded to general and administrative expenses. The net amount receivable of $435,315 from the merchant processor is recorded as a merchant receivable as of December 31, 2020. The merchant processor has a certain reserve on the funds to cover potential refunds to customers.

Subsequent to December 31, 2020, the Company had an additional $422,453 of pre-orders and has received approximately $610,000 from the merchant processor for pre-orders received December 2020 through the date these financials were available to be issued.

## NOTE 4 – SIMPLE AGREEMENT FOR FUTURE EQUITY

*SAFE Agreements Issued to Investors*

During the period from Inception to December 31, 2019, the Company entered into SAFE agreements with various investors in exchange for cash investments totaling $223,124 as of December 31, 2019. During the year ended December 31, 2020, the Company entered into SAFE agreements with various investors in exchange for cash investments of $295,668. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors certain rights to future equity in the Company under the terms of the agreements.

These SAFE agreements become convertible into shares of the Company's preferred stock upon a qualified equity financing (as defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) the sale price; B) the discount price for which equals price per shares sold times the discount rate of 100%. In the case of a liquidation event, SAFE holders are repaid at their option: a) cash payment equal to their investment amount, or b) the number of common shares equal to the purchase amount divided by the liquidity price for which means the price per share equal to the valuation cap per the agreement, divided by the number of shares of capital stock immediately prior to the liquidity event.

In the case of a dilution event, the Company will pay first to the Senior Preferred Holders any amounts due and payable and then second an amount to the SAFE holders an amount equal to their investment amount.

In addition, the Company has the option to repurchase the SAFEs within six months of issuance at the greater of: a) investment amount or b) the fair market value of the instrument as determined by a third-party valuation.

Subsequent to December 31, 2020, the Company issued SAFE agreements to outside investors for proceeds of $1,936,223. Those agreements have materially consistent terms with previously issued SAFE agreements, except for a higher valuation cap.

*SAFE Agreements Issued to Contractors*

In September 2020, the Company entered into SAFE agreements with various contractors in exchange for work performed. The amount of SAFEs issued for services was $591,211 and the terms of those SAFE agreements are materially consistent with the SAFE agreements issued to outside investors. The Company recorded $481,238 to research and development expenses and $109,973 to general and administrative expenses for these agreements.

In December 2020, the Company entered into SAFE agreements with various contractors in exchange for work performed. The amount of SAFEs issued for services was $520,450. Those SAFE agreements were issued at a higher valuation cap; the other terms are materially consistent with the SAFE agreements issued to outside investors. The Company recorded $335,350 to research and development expenses and $185,100 to general and administrative expenses for these agreements.

*Valuation of SAFE Agreements*

The aggregate amount of the SAFE liability is $1,630,453 and $223,124 as of December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, the SAFE agreements had not yet converted as a triggering event has not yet occurred. The SAFE agreements are recorded as a long-term liability until conversion occurs.

In addition, during the year ended December 31, 2020, and during the period from Inception to December 31, 2019, the Company paid commissions of $21,500 and $16,735, respectively, representing approximately 7.3% and 7.5% of the gross SAFE proceeds issued to Investors, to a third-party provider.


**NOTE 5 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company is preparing to raise money on a 1-A offering subsequent to year end. As of December 31, 2020, the Company has engaged Dalmore Group, LLC, member FINRA/SIPC ("Dalmore"), to perform administrative and technology related functions in connection with its 1-A offering, but not for underwriting or placement agent services. This agreement includes a 1% commission. The agreement also includes a one-time set-up fee of $33,000; $13,000 of which is included in deferred offering costs and $20,000 is not payable until the FINRA no objection letter is received. As of December 31, 2020, the Company has also engaged Issuance, Inc. to perform marketing services in relation to its 1-A offering. The agreement includes an up-front engagement fee of $25,000, a $25,000 fee due monthly in advance upon achieving SEC qualification, and a $30 variable technology fee.

## NOTE 6 – STOCKHOLDERS' EQUITY

*Stock Split*
Subsequent to December 31, 2020, the Company filed its Certificate of Amendment to the Certificate of Incorporation with the state of Delaware to effect a stock split for its Common Stock at a ratio of 1-for-30 (the "Stock Split").  The stock split converted each share of Class A Common Stock outstanding into thirty (30) shares of Class A Common Stock and each share of Class B Common Stock outstanding into thirty (30) shares of Class B Common Stock, without any further action on the part of the holders.  The number of issued and outstanding shares as of December 31, 2020 was increased from 1,706,625 to 51,198,750. The financial statements have been adjusted to reflect the stock split.

*Class A Common Stock*
We have authorized the issuance of 75,000,000 shares of our Class A common stock with $0.0001 par value. At inception, the Company issued 30,000,000 shares of Class A common stock to its founders for $100. These shares have one vote for each Class A share held.

During the period from Inception to December 31, 2019, the Company sold 15,000,000 shares of our Class A common stock at a price of approximately $0.01 per share for total proceeds of $200,000.

During the year ended December 31, 2020, the Company sold 6,198,750 shares of Class A common stock at a weighted average price of approximately $0.52 per share for total proceeds of $3,200,000.

Subsequent to December 31, 2020, the Company sold 1,436,070 shares of Class A Common Stock for $1,150,000.

*Class B Common Stock*
We have authorized the issuance of 115,000,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights.

## NOTE 7 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, and for the period from Inception to December 31, 2019, the Company paid its executive officers $83,000 and $10,000, respectively.  In March of 2020, the Company disbursed $300,000 to one of its shareholders and received that money back in July of 2020.

## NOTE 8 – SUBSEQUENT EVENTS

See Notes 3, 4 and 6 for discussion of the subsequent events.

In January 2021, the Company entered into an agreement to sublease space for its offices and for research and development.  The term of the sublease is 14 months, beginning February 1, 2021, with one month of rent abatement.  Future minimum sublease payments are $201,050 and $60,315 for the years ending December 31, 2021 and 2022, respectively.

The Company has evaluated subsequent events that occurred after December 31, 2020, through the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**APTERA MOTORS CORP.**

/s/ Chris Anthony

By Chris Anthony

Title: CEO

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Chris Anthony

Chris Anthony, Chief Executive Officer and Director

Date: April 29, 2021

/s/ Steve Fambro

Steve Fambro, Principal Financial Officer, Principal Accounting Officer, and Director

Date: April 29, 2021